Jon C. Avina +1 650 843 5307 javina@cooley.com	VIA EDGAR

June 30, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Cara Wirth
Erin Jaskot
Suying Li
Theresa Brillant

Re:	Maplebear Inc.
Draft Registration Statement on Form S-1
Submitted May 11, 2022
CIK No. 0001579091

Ladies and Gentlemen:

On behalf of Maplebear Inc. (the “Company”), we are providing this letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated June 9, 2022 with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on May 11, 2022. The Company is concurrently and confidentially submitting a revised Draft Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Amended Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement, as submitted on the date hereof.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

June 30, 2022

Prospectus Summary, page 1

1.

We note your discussion here and throughout the filing related to your monthly active orderers, including the amount of your current monthly active orderers. In an appropriate place in your filing, please disclose the number of your monthly active orderers for prior comparable periods.

The Company respectfully advises the Staff that the total number of orders and GTV (which is driven by the Company’s order count and the dollar value of every order) are among the Company’s key business metrics as they are the primary indicators of the value the Company brings to its constituents, the health of the Company’s offerings, and the scale and growth of the Company’s business. The Company’s operating and financial model has a per-order rather than per-customer focus, as described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Financial Model—How We Generate Revenue” starting on page 90 of the Amended Draft Registration Statement.

The purpose of disclosing monthly active orderers is to support the assertion that the Company has broad market presence in the United States and Canada and as a means to illustrate how and to what extent customers are engaging with Instacart. The revenue trends of the Company’s business are primarily driven by its strategy to increase order volume and GTV, which impact substantially all aspects of the Company’s results of operations and related financial and operational trends. In contrast, changes in the number of monthly active orderers over time does not necessarily result in improvements or growth in the Company’s key business metrics or financial results and, as a result, could be misleading with respect to the financial performance and outlook of the Company. Furthermore, investors may incorrectly infer greater growth in the Company’s business from a period-over-period comparison because the Company identifies monthly active orderers by unique email addresses as disclosed on page ii of the Amended Draft Registration Statement and therefore the number of monthly active orderers could be higher than the number of individuals using Instacart if there are single customers registering for, and using, multiple accounts. An increase in monthly active orderers alone, without understanding how or to what extent these customers are using Instacart, does not convey these customers’ order frequency over time, trends in order size, and overall engagement (e.g., fulfillment options or use cases), all of which impact order volume and GTV.

Our Business Model, page 3

2.	Please disclose the percentage of your total revenue for the periods presented attributable to transaction fees and advertising fees, respectively.

The Company has revised the disclosure on pages 4 and 135 of the Amended Draft Registration Statement to address the Staff’s comment.

3.

We note your disclosure that “[f]rom 2019 to 2021, our growth was significantly accelerated by the COVID-19 pandemic, which helped establish a business with much greater scale and much higher gross profit.” Please disclose, as you do in your risk factor on page 21, whether you expect this growth trend to continue in future periods.

The Company has revised the disclosure on pages 4 and 135 of the Amended Draft Registration Statement to address the Staff’s comment.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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U.S. Securities and Exchange Commission

June 30, 2022

4.	Please amend your disclosure in this section, where you discuss GTV, to disclose, as you do on page 84, that your average transaction revenue per order was approximately 5% of GTV.

The Company has revised the disclosure on pages 4 and 134 of the Amended Draft Registration Statement to address the Staff’s comment.

Instacart Technology, page 6

5.	Please briefly describe, in an appropriate place in your prospectus, how you calculate ROI ads offerings.

The Company respectfully advises the Staff that “ROI ads offerings” is not a defined metric, and therefore, the Company has revised the disclosure on page 7 and 138 of the Amended Draft Registration Statement to clarify this statement.

6.	Please disclose the percentage of your customers that are Express members, and provide this information for prior periods so that investors can understand any trends in membership.

The Company respectfully advises the Staff that the percentage of customers that are Instacart+ (previously referred to as Instacart Express) members may not accurately reflect trends in the health of the Company’s business. The percentage of customers that are Instacart+ members has fluctuated and is expected to continue to fluctuate for reasons that may not necessarily be indicative of overall trends, performance, or growth of the Company’s offerings, in part due to macroeconomic factors, such as the impact of the COVID-19 pandemic, advertising initiatives, and promotional offers. For example, a customer may choose to sign up for Instacart+ to take advantage of a free trial membership but may only place a small order, or not actually place an order at all, and thus, an increase in the percentage of customers that are Instacart+ members due to free trials may not be meaningful with respect to the financial performance of the Company. Further, customers can choose to initiate or cancel an Instacart+ membership at any time, which can cause the percentage of customers that are Instacart+ members to fluctuate unpredictably. The percentage of customers that are Instacart+ members could also decrease even when the Company’s revenue and the absolute number of Instacart+ members have increased in the same period, as a result of a disproportionate increase in the total number of customers due to factors such as those referenced above.

As GTV is a key driver of trends in the Company’s business, the Company believes that the amount and percent of GTV that comes from Instacart+ members is a better measure of customer engagement and order economics and trends, and is therefore a more meaningful indicator of revenue growth than the percentage of customers that are Instacart+ members. Accordingly, the disclosure on page 94 of the Amended Draft Registration Statement includes the amount and percent of GTV that came from Instacart+ members in the periods indicated. The Company believes that this disclosure provides investors with a better view of the trends and relative contribution from Instacart+ members to the Company’s financial performance.

For Shoppers, page 12

7.

You disclose that “[w]e recognize hard work and reward the strongest shoppers with impactful incentives that help them stand out to their customers, increase their access to earnings, and reach their personal goals.” In an appropriate place in your prospectus, please describe the incentives you offer to shoppers.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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U.S. Securities and Exchange Commission

June 30, 2022

The Company acknowledges the Staff’s comment and will address the Staff’s comment in a future amendment to the Amended Draft Registration Statement.

Risk Factors Summary, page 15

8.

Please revise your disclosure that the COVID-19 pandemic has had a significant impact on your business to clarify how the pandemic impacted your business and your expectations for the continuation of your past growth rate in future periods. To the extent that there are any specific indicators of the slowing demand for online grocery shopping, please highlight this and revise your disclosure here and elsewhere to present a balanced picture of your anticipated growth and margins going forward. We note, in particular, your disclosure on page 22 where you state that the increased demand for your offerings that was generated by the pandemic has decreased since 2020, as well as your disclosure on page 27 that you have experienced lower average order values from customers. Please quantify such decreases, to the extent possible.

The Company has revised the disclosure on pages 15-16 of the Amended Draft Registration Statement to address the Staff’s comment. The Company supplementally advises the Staff that demand for and future growth of online grocery shopping, and related effects on future demand for the Company’s offerings, may be impacted by a multitude of drivers, as further described on pages 26-27 of the Amended Draft Registration Statement. The specific impact of any particular driver is difficult to predict given the novel effects of the COVID-19 pandemic and macroeconomic trends and conditions, continued evolution of the online grocery industry, and the Company’s significant recent growth and scaling of its business, as disclosed on pages 26-35 of the Amended Draft Registration Statement. The Company further advises the Staff that, given the number and interdependency of drivers for changes in the growth in demand for the Company’s offerings and of the online grocery industry generally, it is not feasible to quantify increases or decreases attributable to any particular driver. The Company notes that it has disclosed changes in average order values from 2019 through 2021 on page 93 of the Amended Draft Registration Statement, together with key qualitative drivers affecting average order values on pages 8, 12-13, 26-27, 29, 45, 93, 106-107, 124, 139, 146-147, 150, and 155-156 of the Amended Draft Registration Statement, including the subsiding effects of the COVID-19 pandemic as well as introductions of new customer use cases, the Company’s focus on increasing GTV from Instacart+ members, and macroeconomic factors, such as inflationary pressures, which have resulted in decreases in discretionary income.

Risk Factors, page 21

9.

We note your references throughout the filing to supply chain issues. Discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

The Company has revised the disclosure on pages 33-34 of the Amended Draft Registration Statement to address the Staff’s comment.

“We have a history of net losses . . .”, page 21

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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U.S. Securities and Exchange Commission

June 30, 2022

10.

Please revise to indicate why your ability to generate profit is “highly impacted” by growth in your advertising revenue. It is unclear why your ability to generate profit will be influenced more by advertising revenue than transactional revenue.

The Company has revised the disclosure on page 23 of the Amended Draft Registration Statement to address the Staff’s comment.

“If we fail to cost-effectively acquire new customers . . .”, page 22

11.	Please define “highly-engaged customer,” including how you measure engagement of customers generally.

The Company supplementally advises the Staff that “highly-engaged customer” is not a defined term, and therefore, the Company has revised the disclosure on pages 28 and 93 of the Amended Draft Registration Statement to clarify this statement.

“We are subject to rapidly changing and increasingly stringent laws . . .”, page 51

12.

We note your disclosure that certain of your subsidiaries have operations in China. Please tell us whether your subsidiaries with operations in China are material to your business, and revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with your operations in China. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021.

The Company supplementally advises the Staff that the Company has insignificant operations in China relating to the design, engineering, and supply of Caper Carts and Caper Counters to certain of the Company’s retail partners’ stores in the United States and Canada, which operations are not material to the Company’s business. The Company has revised the disclosure on pages 56 and 60-62 of the Amended Draft Registration Statement to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 82

13.	Please revise your graphic on page 84 so that the text is legible.

The Company has revised the disclosure on page 90 of the Amended Draft Registration Statement to address the Staff’s comment.

How We Generate Revenue

Transaction Revenue, page 85

14.	Please separately quantify the amount of revenue you generate from retailer fees and customer fees, or tell us why you do not believe such information is material to investors.

The Company respectfully advises the Staff that it believes the separate quantification of the amount of revenue it generates from retailer fees and customer fees is not material to an investor’s understanding of its business. The Company advises the Staff that the categories of fees, together with other inputs to GTV, are interconnected in how they impact the Company’s business and outlook. The Company does not manage its business by reference to revenue attributable to fees

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

June 30, 2022

from retailers separately from revenue attributable to fees from customers. Instead, the Company evaluates transaction revenue from these categories on a holistic basis for decision-making purposes and overall management of its business. Each order on Instacart involves multiple components, including service, delivery, or membership subscription fees from customers, fees from retailers, and revenue from a revenue sharing agreement with a payment card issuer, but ultimately represents one transaction on Instacart. As a result, there are multiple components driving the economics of each order that the Company considers in the aggregate in managing its business. Therefore, the Company believes that presentation of transaction revenue in the aggregate appropriately represents, and is the most meaningful to an investor’s understanding of, the Company’s business performance and outlook.

Core Principles of Our Financial Model, page 86

15.	Please add a y-axis to the graphic, delineating the amount of GTV shown in the bars in the graphic.

The Company has revised the disclosure on page 92 of the Amended Draft Registration Statement to address the Staff’s comment.

16.

You disclose that your customer cohorts highlight the strong retention dynamics in your business and your proven ability to increase engagement with each cohort, and you highlight that annual GTV for the 2019 cohort has expanded every year. Please tell us the consideration you gave to providing customer cohort information for periods prior to 2019, as we note that the periods covered by the current cohort data largely cover periods impacted by COVID-19, and this data may not represent typical cohort behavior. In addition, we note that year over year data for the 2020 cohort indicates that GTV decreased from 2020 to 2021. To provide context for the decrease, please indicate whether similar reductions in GTV by cohort were experienced prior to 2020. Please provide a similar response and revised disclosure, as necessary, for the charts on page 87, as we note that these charts also largely cover periods impacted by COVID-19.

The Company has revised the disclosure on pages 92-94 of the Amended Draft Registration Statement to address the Staff’s comment.

17.	Please disclose how you calculate “lifetime value” of your customers.

The Company supplementally advises the Staff that “lifetime value” is not a defined metric, and therefore, the Company has revised the disclosure on pages 4, 93, and 134 of the Amended Draft Registration Statement to clarify this statement.

18.	Please clarify why the data in your chart on page 92 excludes waived first delivery fees. In this regard, it appears that this incentive relates directly to customer acquisition.

The Company has revised the disclosure on page 100 of the Amended Draft Registration Statement to address the Staff’s comment. The Company respectfully advises the Staff that the customer incentives and promotions included in the calculation of customer acquisition cost have either a cash value to the customer (e.g., referral credits) or reduce the cost of the purchased goods to the customer (e.g., marketing coupons). Waived first delivery fees reduce total customer fees that the Company charges, which simply results in less transaction revenue and therefore, waived delivery fees are not considered costs to the Company. Accordingly, waived first delivery fees are not recorded as contra revenue nor expense. The Company does not treat waived fees, including waived delivery fees, as costs, but instead monitors the impact of waived fees in the aggregate as part of overall financial performance. As such, the Company does not consider waived first delivery fees as part of its customer acquisition costs.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

June 30, 2022

19.

We note that you define “monthly active orderer” as a customer who places at least one order on Instacart during the last calendar month of the period-end indicated. Please explain which customers are included in the “average monthly orders per monthly active orderer” and the “average monthly GTV per monthly active orderer” charts shown on page 88. Based on the definition of “monthly active orderer,” it appears that these graphs capture any customer who placed an order in December of the particular year. Please confirm and, if this is correct, please explain why you describe these customers as “highly engaged customers,” and explain how tracking the number of orders and average monthly GTV of such orderers indicates that such customers are more involved than those who might not be deemed to be monthly active orderers.

The Company supplementally advises the Staff that each customer included in the indicated charts placed at least one order on Instacart during a particular month in the year of activation for that customer. Each such customer is considered a monthly active orderer for the period-end indicated if the customer placed an order during such period. For example, a customer who began using Instacart in Year 1 would be deemed a monthly active orderer for each month in Year 1 in which such customer placed at least one order.

Throughout the Amended Draft Registration Statement, a customer cohort is composed of monthly active orderers who made their initial order within a defined calendar period. For example, customers who made their first Instacart order in January 2019 are considered part of the January 2019 monthly cohort and the 2019 annual cohort. As such, an annual cohort includes monthly active orderers from each monthly cohort, not just the monthly active orderers in December of the applicable year.

As disclosed on pages 93-94 of the Amended Draft Registration Statement, the Company identifies monthly active orderers for use in its various customer cohort analyses provided in the Amended Draft Registration Statement to track individual customer activity on Instacart over time and demonstrate trends in customer behavior on Instacart, such as increasing orders or engagement. The Company’s assertions that these customers spend more or increase their engagement over time are based on the period-over-period trends shown in the cohort analysis charts on page 94 of the Amended Draft Registration Statement, not the fact that such customers are considered monthly active orderers. The Company notes that, for purposes of these cohort analyses, monthly active orderers are simply customers who have placed an order in a given month and therefore can be consistently tracked across annual periods to identify trends in Instacart engagement.

The Company has also revised the disclosure on page 93 of the Amended Draft Registration Statement to address the Staff’s comment.

Re-Invest for Growth, page 91

20.

We note that your customer and marketing expense, customer incentives and promotions increased substantially from 2019 to 2021, and that you plan to continue to increase customer acquisition spend. To provide additional context for investors, please indicate the anticipated increase in marketing expense in 2022, to the extent known, and address the potential impacts on operating income and net income.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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U.S. Securities and Exchange Commission

June 30, 2022

The Company has revised the disclosure on pages 99-100 of the Amended Draft Registration Statement to address the Staff’s comment. The Company respectfully advises the Staff that it cannot reasonably estimate the anticipated increase in marketing expense for the remainder of 2022 at this time because the Company’s overall marketing and customer acquisition strategy continues to evolve, including in response to future developments in the online grocery industry, macroeconomic conditions, and other factors.

Key Business and Non-GAAP Metrics, page 93

21.

Please revise to explain why investors would find your non-GAAP financial measures, Adjusted EBITDA and Adjusted EBITDA as a percentage of GTV, to be useful. Additionally, to the extent material, disclose the additional purposes, if any, for which management uses these non-GAAP financial measures. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

The Company has revised the disclosure on pages 102-103 of the Amended Draft Registration Statement to address the Staff’s comment.

22.	Please present net loss and net loss as a percentage of GTV measures wherever Adjusted EBITDA and Adjusted EBITDA as a percentage of GTV are presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

The Company has revised the disclosure on pages 4, 22, 103-104, 120, and 135 of the Amended Draft Registration Statement to address the Staff’s comment.

23.

You include an adjustment for “net reduction in revenue related to equity agreements with certain retailers” in the net loss to Adjusted EBITDA reconciliation on page 96. Please expand your disclosure to explain why you believe such adjustment is appropriate to facilitate internal comparisons of your operating performance.

The Company has revised the disclosure on pages 104 and 120 of the Amended Draft Registration Statement to address the Staff’s comment.

24.	Please tell us the nature of the adjustment “reserves for sales and other indirect taxes” to arrive at Adjusted EBITDA and tell us why you believe this adjustment is appropriate.

The Company supplementally advises the Staff that the reserve represents certain sales and other indirect taxes that the Company did not collect on certain of its services, where the underlying service may be deemed taxable to the customer. Therefore, the Company has accrued for the potential collection and remittance obligation where it has been determined that a loss is probable. These sales and other indirect tax reserves are related to: (1) service and delivery fees, (2) merchant fees, (3) Instacart+ membership fees, and (4) other services (e.g., ads).

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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U.S. Securities and Exchange Commission

June 30, 2022

While some jurisdictions have asserted that the Company is liable to collect and remit these taxes, the applicability of regulations may be uncertain or unclear and are dependent on the facts and circumstances of the Company. Further, new and existing laws and regulations in jurisdictions are subject to interpretation as to applicability to the Company. The Company considers the outcomes of audits, new or amended laws and regulations, and rulings, and evaluates on a periodic basis whether an accrual should be recorded or adjusted based on a determination of whether a probable obligation exists or continues to exist in these jurisdictions.

The Company’s Adjusted EBITDA calculation does not reflect the reserve for these sales and other indirect taxes because:

•

these taxes are not intended to be a cost to the Company but rather are to be borne by the customer, with the Company having the primary collection and remittance obligations for such taxes to the appropriate state and local tax authorities; and

•

the timing and ultimate payment, if any, for such taxes for which the Company may be ultimately found to be liable are subject to uncertainty, are highly unpredictable, and are not driven by the Company’s core current-period operating results and can, therefore, render comparisons with prior periods and competitors less meaningful.

Further, the Company’s consistent application of adjusting positive or adverse developments related to these tax reserves attributable to historical periods also helps investors understand underlying trends in profitability when reviewing quarter-over-quarter results. Finally, the Company respectfully submits that certain other marketplace companies, including DoorDash, Inc., Airbnb, Inc., and Expedia Group, Inc., adjust their non-GAAP profitability metrics for similar matters, and the Company believes it is beneficial to investors to provide comparability with other industry participants.

Additional Factors Affecting Our Performance, page 96

25.

We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

The Company has revised the disclosure on page 107 of the Amended Draft Registration Statement to address the Staff’s comment. The Company supplementally advises the Staff that any of the Company’s mitigation efforts would not pose new material risks related to product quality, reliability, or regulatory approval of products given the Company does not carry inventory or develop the products sold on Instacart.

Results of Operations

Comparison of Years Ended December 31, 2020 and 2021, page 104

26.

You state that the increases in transaction revenue and advertising and other revenue were primarily driven by increases in number of orders and overall GTV. The 7% increase in transaction revenue and 94% increase in advertising and other revenue from 2020 to 2021 do not appear correlated to the 30% increase in number of orders and 20% increase in overall GTV over the same periods. Please revise to quantify the amount of the changes contributed by each underlying factor that you identified. Please also revise your comparison of the years ended December 31, 2020 and 2019, accordingly. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 for guidance.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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U.S. Securities and Exchange Commission

June 30, 2022

The Company has revised the disclosure on pages 112-113 and 115 of the Amended Draft Registration Statement to address the Staff’s comment. The Company respectfully advises the Staff that, as disclosed on pages 90-91 of the Amended Draft Registration Statement, transaction revenue includes a portion of GTV retained by the Company. However, increases in GTV or orders do not necessarily correlate proportionally to increases in transaction revenue. As disclosed on page 108 of the Amended Draft Registration Statement, transaction revenue may be impacted by, among other things, levels of service, delivery and retailer fees, percentage of customers who are Instacart+ members and related membership fees, and amounts of customer incentives which reduce total revenue, all of which are included in GTV but have varying degrees of impact to transaction revenue. These factors are in turn impacted by those described on pages 112-113 and 115 of the Amended Draft Registration Statement. As a result, due to the interconnectedness and complexity of the various factors impacting changes to GTV and orders, and resulting transaction revenue, the Company believes that the quantitative impact of any given factor would not be meaningful to an investor. The Company also submits that quantifying particular factors may be misleading by implying that any such factor may be more important than others or masking longer-term trends in the Company’s business. For example, as disclosed on page 93 of the Amended Draft Registration Statement, reductions in average order value can reduce transaction revenue in the immediate period but may increase GTV and orders in the long term depending on the underlying drivers affecting average order value (such as the COVID-19 pandemic and strategic shifts in increasing GTV from Instacart+ members). As such, the Company evaluates such factors on a holistic basis to determine the drivers for changes in transaction revenue. The Company also advises the Staff that it is not feasible to quantify the impact of certain factors presented. For example, the introduction of new fulfillment options may reduce average order value but increase total fees, while also indirectly resulting in decreases to customer incentives.

The Company further advises the Staff that the increase in advertising and other revenue between fiscal years 2019 and 2021 was due to the significant scaling of this portion of the Company’s business, which outpaced GTV and order growth in the same period. The Company has revised the disclosure on pages 112-113 and 115 of the Amended Draft Registration Statement to clarify this. The Company advises the Staff that, similar to transaction revenue, advertising and other revenue is impacted by a variety of interconnected factors. As disclosed on page 94 of the Amended Draft Registration Statement, increases in scale of the Company’s business (including due to increases in GTV and orders) may result in greater customer exposure for the Company’s brand partners and help drive increases in active brand partners on Instacart and their total spend. However, the Company believes that the quantitative impact of any such factor would not be meaningful to investors and may not be feasible to derive, given the interplay of the factors that impact advertising and other revenue.

Inflation Risk, page 112

27.

You disclose that “[i]nflationary pressures could drive merchant prices higher or reduce discretionary spending, either of which could negatively impact consumer demand and drive lower order volume.” We note your related disclosure on page 42 that increases in food and others costs have caused your retail partners to raise prices. Please expand your disclosure to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the impact to you specifically. Also, update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures. Please make conforming changes to your risk factor disclosure.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

June 30, 2022

The Company has revised the disclosure on pages 123-124 of the Amended Draft Registration Statement to address the Staff’s comment.

Business, page 120

28.	In an appropriate place in your filing, please briefly describe the typical, material terms of your agreements with retailers, shoppers, and advertisers.

The Company has revised the disclosure on pages 30-31 and 34 of the Amended Draft Registration Statement to address the Staff’s comment.

Management, page 155

29.	Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

The Company has revised the disclosure on pages 171-172 of the Amended Draft Registration Statement to address the Staff’s comment. The Company supplementally advises the Staff that its board of directors does not oversee cybersecurity risks with respect to supply chain or suppliers given the Company does not take or hold inventory.

Sale Price History of Our Capital Stock, page 216

30.

We note your disclosure that “[a]s of , 2022, there have been no sales of our non-voting common stock, which will be converted into voting common stock and subsequently reclassified into common stock immediately following the effectiveness of the registration statement of which this prospectus forms a part.” However, you disclose elsewhere in your filing that the prospectus assumes the conversion of all outstanding shares of your non-voting common stock and shares of your non-voting common stock underlying outstanding equity awards, warrants, and exchangeable shares into an equivalent number of shares of our voting common stock immediately following the effectiveness of the registration statement of which this prospectus forms a part. Please revise for consistency or advise.

The Company supplementally advises the Staff that it has removed this section from the Amended Draft Registration Statement as it now intends to pursue an underwritten offering.

General

31.

It appears that you do not include any disclosure related to any contractual lock-up or similar agreement restricting transfer of your shares by your current shareholders. Considering that lock-up agreements are one of the safeguards associated with traditional underwritten offerings, please amend your filing to include risk factor disclosure related to the absence of these lock-up or other similar agreements.

The Company has revised the disclosure on pages 71, 225, and 232 of the Amended Draft Registration Statement to address the Staff’s comment.

32.

We note that there are certain RSUs that will vest upon the effective date of this registration statement, as well as outstanding options and warrants. Please revise your risk factor to discuss how the exercise and sale of these securities close in time to the pricing of this offering may increase volatility.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

June 30, 2022

The Company has revised the disclosure on page 71 of the Amended Draft Registration Statement to address the Staff’s comment.

*        *        *

Please contact me at (650) 843-5307 or Jonie Kondracki at (415) 693-2174 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

Cooley LLP

/s/ Jon C. Avina
Jon C. Avina

cc:	Fidji Simo, Maplebear Inc.

Morgan Fong, Maplebear Inc.

Bradley Libuit, Maplebear Inc.

Hyun Jee Son, Maplebear Inc.

Rachel Proffitt, Cooley LLP

Jonie Kondracki, Cooley LLP

Milson Yu, Cooley LLP

Ian D. Schuman, Latham & Watkins LLP

Stelios G. Saffos, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com